

July 25, 2012

Via E-mail
Ms. Maria Rueda
Chief Financial Officer
Heartland Payment Systems, Inc.
90 Nassau Street
Princeton, NJ 08542

      Re: **Heartland Payment Systems, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 28, 2012
              Form 10-Q for Fiscal Quarter Ended March 31, 2012
              Filed May 7, 2012
              File No. 001-32594

Dear Ms. Rueda:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business

Relationships with Sponsor Banks and Processors, page 18

1.   It does not appear that you have filed as an exhibit your sponsorship agreement with the Bancorp Bank, which accounted for 14% of your total Visa and MasterCard bankcard processing volume for the month ended December 31, 2011. Please provide us with your analysis as to why you believe that you are not substantially dependent upon this agreement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Cash Flow, page 76

2.   We note that you reconcile "Net income (loss) attributable to Heartland" to net cash
        provided by (used in) operating activities. Please tell us the consideration you gave to
        ASC 230-10-45-28, which indicates that the statement of cash flows prepared under the
        indirect method should start with "net income." Please note that ASC 810-10-45-20
        defines "net income" as attributable to both the controlling and non-controlling interests.

Note 15. Stock Incentive Plan, page 97

3.   We note your disclosure on pages 98 and 99 where you indicate that achieving
        performance targets was "more likely than not to occur" such that you began recognizing
        share-based compensation for certain restricted share units. Please tell us how your
        accounting complies with ASC 718-10-25-20 which indicates that compensation cost
        shall be accrued if it is "probable" that the performance condition will be achieved.

Signatures, page 113

4.   Please confirm that in future filings you will include the signatures of all persons required
        to sign the form and, if a signatory occupies more than one of the required positions, you
        will indicate each capacity in which the individual signs the report. Refer to General
        Instruction D(2) to Form 10-K. We note that the Form 10-K does not identify anyone as
        signing as the company's principal accounting officer or controller, although Ms. Rueda
        is identified as the principal accounting officer in the amended Form 10-K filed on March
        29, 2012.

Part III (incorporated by reference from the definitive proxy statement filed April 6, 2012)

Executive Compensation

Annual Incentive Compensation, page 18

5.   You indicate in this section that in determining bonus awards for your executives in fiscal
        2011, your CEO and compensation committee reviewed various financial performance
        measurements in relation to the applicable annual budget for such measurements,
        including, but not limited to, revenues, expenses, operating income and net income. You
        go on to state that "in 2011, actual performance results generally met budgeted
        expectations" and disclose your 2011 operating income goal and actual 2011 operating
        income performance. In your response letter, please disclose the 2011 goals and actual
        performance for the other financial performance measures used to determine 2011 bonus
        awards and confirm that you will provide similar disclosure in future filings, as
        appropriate, or advise why such disclosure is not required. Refer to Item 402(b)(2)(v) of
        Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Condensed Consolidated Statements of Equity, page 3

6.   We note that you are still presenting the components of other comprehensive income in the statement of stockholders' equity subsequent to the adoption of ASU 2011-05. Please confirm for us that in future filings you will present one line item representing the total other comprehensive income for each period in your statement of stockholders' equity consistent with the guidance in ASC 220-10-45-14.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief